UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

MiMedx Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

602496101

(CUSIP Number)

EIAD ASBAHI

PRESCIENCE POINT CAPITAL MANAGEMENT, LLC

1670 Lobdell Avenue, Suite 200

Baton Rouge, Louisiana 70806

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 29, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 602496101

1	NAME OF REPORTING PERSON

Prescience Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,888,652
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,888,652
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,888,652
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 602496101

1	NAME OF REPORTING PERSON

Prescience Point Special Opportunity LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,845,539
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,845,539
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,845,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 602496101

1	NAME OF REPORTING PERSON

Prescience Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,734,191
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,734,191
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,734,191
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 602496101

1	NAME OF REPORTING PERSON

Prescience Investment Group, LLC d/b/a Prescience Point Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Louisiana
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,618,335
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,618,335
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,618,335
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.97%
14	TYPE OF REPORTING PERSON

IA

5

CUSIP NO. 602496101

1	NAME OF REPORTING PERSON

Eiad Asbahi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,618,335
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,618,335
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,618,335
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.97%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 602496101

1	NAME OF REPORTING PERSON

Richard J. Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,300,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 602496101

1	NAME OF REPORTING PERSON

M. Kathleen Behrens Wilsey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 602496101

1	NAME OF REPORTING PERSON

Melvin L. Keating
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 602496101

1	NAME OF REPORTING PERSON

K. Todd Newton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 602496101

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Cooperation Agreement defined and described in Item 4 below, Richard J. Barry, M. Kathleen Behrens Wilsey, Melvin L. Keating, and K. Todd Newton are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 2. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 29, 2019, Prescience Management (together with certain of its affiliates, “Prescience”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer regarding the composition of the Issuer’s Board of Directors (the “Board”) and certain other matters. The following description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Cooperation Agreement, the Board shall, with respect to the Issuer’s 2018 annual meeting of shareholders (the “2018 Annual Meeting”), (i) designate each of M. Kathleen Behrens Wilsey, K. Todd Newton (together with Dr. Behrens Wilsey, the “Initial Investor Designees”) and Timothy R. Wright as the only three Class II director candidates for election to the Board in the Issuer’s proxy statement and proxy card, (ii) recommend to the shareholders of the Issuer the election of the Initial Investor Designees and Mr. Wright as the only three Class II director candidates for election to the Board and (iii) solicit proxies in favor of the election of the Initial Investor Designees and Mr. Wright as the only three Class II director candidates for election to the Board. In addition, in the event that the 2018 Annual Meeting is not held and concluded by June 17, 2019, (A) Joseph G. Bleser shall resign as a Class II Director on such date and the Board shall accept such resignation and (B) each of the Initial Investor Designees shall be appointed to the Board as Class II directors on such date. The Cooperation Agreement also provides that, promptly following the election or appointment of Dr. Behrens Wilsey to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint Dr. Behrens Wilsey as the Chair of the Board.

The Cooperation Agreement also provides that, (i) no incumbent Class III director shall stand for re-election as a Class III director at the Issuer’s 2019 annual meeting of shareholders (the “2019 Annual Meeting”) and (ii) no later than five business days after the 2018 Annual Meeting, Larry W. Papasan shall resign as a Class III director and the Board shall accept such resignation.

The Cooperation Agreement also provides that, (i) promptly following Mr. Newton’s appointment to the Board, the Board and all applicable committees of the Board will take all necessary actions to appoint Mr. Newton to the Audit Committee of the Board and (ii) promptly following the resignation of Mr. Papasan, the Board and all applicable committees of the Board will take all necessary actions to appoint Charles R. Evans, the current Chairman of the Board, to serve as Chairman of the Nominating Committee.

11

CUSIP NO. 602496101

The Cooperation Agreement further provides that, in the event that the 2018 Annual Meeting is held and concluded on or after June 17, 2019 but on or before September 15, 2019, then: (i) no later than five business days after the 2018 Annual Meeting, (A) the Board shall appoint Richard J. Barry (the “Final Investor Designee” and together with the Initial Investor Designees, the “Investor Designees”) to the Board as a Class III director and (B) the Board shall appoint James L. Bierman (the “Issuer Nominee”) to the Board as a Class III director; (ii) promptly following the appointment of the Final Investor Designee and the Issuer Nominee, the Issuer and Prescience shall identify a mutually agreed upon individual (the “Mutual Designee”) to stand for election as a Class III director at the 2019 Annual Meeting; and (iii) with respect to the 2019 Annual Meeting, the Board would designate and recommend the Final Investor Designee, the Issuer Nominee and the Mutual Designee as the only three Class III director candidates for election to the Board, and solicit proxies in favor of their election.

Further, the Cooperation Agreement provides that, in the event that the 2018 Annual Meeting is held after September 15, 2019, then: (i) on such date, the Board shall (A) increase the size of the Board by one seat in Class II, (B) appoint the Final Investor Designee to the Board as a Class II director and (C) appoint Mr. Wright to the Board as a Class III director, (ii) with respect to the 2018 Annual Meeting, the Board shall designate the Investor Designees as the only three Class II director candidates for election to the Board in the Issuer’s proxy statement and proxy card, recommend to the shareholders of the Issuer the election of the Investor Designees to the Board as the only three Class II director candidates and solicit proxies in favor of the election of the Investor Designees to the Board as the only three Class II director candidates, (iii) no later than five business days after the 2018 Annual Meeting, (X) the Board shall appoint the Issuer Nominee to the Board as a Class III director and (Y) the Board shall reduce the size of the Board by one seat in Class II, (iv) promptly following the appointment of the Issuer Nominee to the Board as a Class III director, Prescience and the Issuer shall identify the Mutual Designee to stand for election as a Class III director at the 2019 Annual Meeting, and (v) the Board shall, with respect to the 2019 Annual Meeting, designate each of Mr. Wright, the Issuer Nominee and the Mutual Designee as the only three Class III director candidates for election to the Board in the Issuer’s proxy statement and proxy card, recommend to the shareholders of the Issuer the election of Mr. Wright, the Issuer Nominee and the Mutual Designee to the Board as the only three Class III director candidates, and solicit proxies in favor of the election of Mr. Wright, the Issuer Nominee and the Mutual Designee to the Board as the only three Class III director candidates.

The Cooperation Agreement provides that, as long as Prescience’s Net Long Position (as defined in the Cooperation Agreement) exceeds 5.0% of the outstanding shares of Common Stock, in the event that any of the Investor Designees is no longer able to serve as a director of the Issuer due to death or disability, Prescience would have the right to designate a candidate for replacement so long as such candidate (i) qualifies as an “independent director” under applicable Securities and Exchange Commission and stock exchange rules and the Issuer’s policies, (ii) is not an employee, principal, affiliate or associate of the Investor Group, (iii) has relevant industry expertise and (iv) is approved by the Corporate Governance and Nominating Committee.

In addition, under the terms of the Cooperation Agreement, Prescience agreed to, among other things, (i) withdraw its nominations for the 2018 Annual Meeting and not nominate or recommend any person for election at any annual or special meeting of shareholders of the Issuer, or any action by written consent of the Issuer’s shareholders in lieu thereof, and any adjournment, postponement, rescheduling or continuation thereof, prior to the Termination Date (as defined below) (each, a “Shareholder Meeting”), except pursuant to the terms of the Cooperation Agreement, (ii) not submit or be a proponent of any shareholder proposal for consideration at, or bring any other business before, any Shareholder Meeting and (iii) not initiate, encourage or participate in any “withhold” or similar campaign with respect to any Shareholder Meeting. Prescience has also agreed to appear in person or by proxy at any Shareholder Meeting and vote all Shares beneficially owned by it in accordance with the Board’s recommendations with respect to (i) the election, removal and/or replacement of directors and (ii) any other proposal submitted to the shareholders at any Shareholder Meeting (including proposals relating to the timing or holding of any annual or special meeting of the Company’s shareholders), in each case subject to customary exceptions.

12

CUSIP NO. 602496101

With certain exceptions relating to breaches of the Cooperation Agreement, the Cooperation Agreement terminates at least five business days after either party delivers notice of termination following the date of the Issuer’s 2020 annual meeting of shareholders (the “Termination Date”). Prescience also agreed to certain customary standstill provisions, which generally prohibit Prescience from taking specified actions with respect to the Issuer and its securities, including, among others: (i) soliciting or participating in the solicitation of proxies; (ii) joining any “group” or becoming party to any voting arrangement or agreement; (iii) depositing Shares in any voting trust or subjecting any Shares to any arrangement or agreement; (iv) seeking publicly, alone or in concert with others, to amend any provision of the organizational documents of the Company; (v) seeking or encouraging others to submit nominations for election or removal of directors; (vi) making stockholder proposals or offers with respect to mergers, acquisitions and other business combinations; (vii) seeking Board representation other than as provided in the Cooperation Agreement; (viii) effecting or participating in any Short Interests (as defined in the Cooperation Agreement) in the Company; or (ix) beneficially owning 10.0% or more of the Issuer’s outstanding shares of Common Stock; provided, however, that after the expiration of the Shareholder Rights Agreement, dated as of November 6, 2018, between the Issuer and Issuer Direct Corporation, Prescience may acquire up to 12.0% of the outstanding shares of Common Stock, but any shares above 10.0% will remain subject to the voting commitment described above, so long as Prescience continues to own more than 10.0% of the outstanding shares of Common Stock.

On May 30. 2019, the Issuer issued a press release announcing entry into the Cooperation Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 29, 2019, Prescience and the Issuer entered into the Cooperation Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On May 30, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Cooperation Agreement by and among Prescience Partners, LP, Prescience Point Special Opportunity LP, Prescience Capital, LLC, Prescience Investment Group, LLC d/b/a Prescience Point Capital Management LLC, Eiad Asbahi, Richard J. Barry, M. Kathleen Behrens Wilsey, K. Todd Newton and MiMedx Group, Inc., dated May 29, 2019.
99.2	Joint Filing Agreement by and among Prescience Partners, LP, Prescience Point Special Opportunity LP, Prescience Capital, LLC, Prescience Investment Group, LLC d/b/a Prescience Point Capital Management LLC and Eiad Asbahi, dated May 30, 2019.

13

CUSIP NO. 602496101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2019

Prescience Partners, LP

By:	Prescience Point Capital Management LLC Investment Manager

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

Prescience Point Special Opportunity LP

By:	Prescience Point Capital Management LLC Investment Manager

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

Prescience Capital, LLC

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

Prescience Point Capital Management LLC

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

/s/ Eiad Asbahi
EIAD ASBAHI Individually and as attorney-in-fact for Richard J. Barry, M. Kathleen Behrens Wilsey, Melvin L. Keating and K. Todd Newton

14